Exhibit 99.(j)(i)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-74534 on Form N-1A of our reports dated February 16, 2023, relating to the financial statements and financial highlights of Schwab Government Money Market Portfolio, Schwab S&P 500 Index Portfolio, Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio, each a series of Schwab Annuity Portfolios (the “Trust”), appearing in the Annual Reports on Form N-CSR of the Trust for the year ended December 31, 2022, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Portfolio Holdings Disclosure” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

April 24, 2023